UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812 –

In the Matter of

TDX Independence Funds, Inc.

DBX ETF Trust

DBX Strategic Advisors LLC

(formerly X-Shares Advisors, LLC)

DBX Advisors LLC

c/o Deutsche Bank AG

60 Wall Street

New York, NY 10005

Mail Stop: NYC60-1808

Application for an Order under Section 6(c) under the Investment Company Act of 1940, as amended (the “1940 Act”), to amend a prior order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act

All communications and orders to:	with copies to:

Alex Depetris c/o Deutsche Bank AG 60 Wall Street New York, NY 10005	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

As filed with the Securities and Exchange Commission on November 23, 2010.

Page 1 of 30 pages.

I.	INTRODUCTION

In this application (the “Application”), DBX Strategic Advisors LLC1 and DBX Advisors LLC (together, the “Advisors”),2 DBX ETF Trust (the “Trust”) and TDX Independence Funds, Inc. (“TDX Funds”) (collectively, “Applicants”), apply for and request an order under Section 6(c) of the 1940 Act to amend a prior order received by certain of the Applicants3 to add an exemption from Section 22(e) of the 1940 Act and to revise certain representations and conditions in the Prior Order (referred to herein as the “Order”).

The Securities and Exchange Commission (the “Commission”) previously granted the Prior Order to permit:

•	Applicants to create and operate open-end investment companies that issue their shares (“Shares”) with limited redeemability;

•	secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (each an “Exchange”);

•

certain affiliated persons of the investment companies to buy securities from and sell securities to the investment companies in connection with the purchase and redemption of aggregations of Shares of such investment companies;

•

registered management investment companies (“Investing Management Company”) and registered unit investment trusts (“Investing Trust”) that are not advised or sponsored by the Advisors or an entity controlling, controlled by or under common control with the Advisors, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the investment companies, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the 1940 Act (such Investing Management Companies and Investing Trusts are collectively referred to herein as “Investing Funds”);

•	each investment company, any principal underwriter of the investment companies, and any broker-dealer (“Brokers”) registered under the Securities Exchange Act of

[1]	On June 30, 2010, Deutsche Bank AG acquired DBX Strategic Advisors LLC (which was known as XShares Advisors, LLC) (the “Transaction”). Effective upon the closing of the Transaction, the name of XShares Advisors, LLC was changed to DBX Strategic Advisors LLC.

[2]	All references herein to the term “Advisors” include successors-in-interest to the Advisors, including, but not limited to, any registered investment adviser that assumes substantially all of the assets of an Advisor.

[3]	In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (Nov. 16, 2006) (notice) and 27594 (Dec. 7, 2006) (order); In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (Aug. 20, 2007) (order); and In the Matter of X Exchange-Traded Funds, Inc., et al., Investment Company Act Release Nos. 28766 (June 11, 2006) (notice) and 28814 (July 7, 2009) (order) (hereinafter referenced as the “Prior Order”).

1934 (the “Exchange Act”) to sell Shares to an Investing Fund beyond the limits set forth in Section 12(d)(1)(B); and

•	each investment company to sell Shares to and redeem Shares from an Investing Fund of which an investment company is an affiliated person or an affiliated person of an affiliated person.

Applicants now request relief from the seven calendar day redemption requirement for certain investment companies that invest in foreign equity and/or fixed income securities (“Foreign Funds”) under specified limited circumstances and to add certain terms and representations to the Prior Order concerning the creation and redemption of Creation Units (as defined below) of Foreign Funds. Applicants also seek to revise certain representations and conditions in the Prior Order, certain of which relate to required disclosure in prospectuses and annual reports in light of recent amendments to Form N-1A.

Further, Applicants ask that the Order be applicable to (i) the Initial Funds, as defined below, (ii) any investment companies that may be created in the future that are advised by the Advisors or an entity controlled by, controlling, or under common control with the Advisors and that comply with the terms and conditions described herein and (iii) the existing TDX Funds (collectively, the “Funds”). Applicants believe that the Order would be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The requested relief is substantially similar to relief granted by the Commission to other open-end exchange-traded funds (“ETFs”), such as ShariahShares Exchange-Traded Fund Trust, Old Mutual Global Shares Trust, PIMCO ETF Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, NETS™ Trust, SSgA Funds Management, iShares Trust and PowerShares Exchange-Traded Fund Trust.4

[4]	In the Matter of ShariahShares Exchange-Traded Fund Trust et al., Investment Company Act Release Nos. 29127 (Jan. 29, 2010) (notice) and 29130 (Feb. 22, 2010) (order); In the Matter of Old Mutual Global Shares Trust, et al., Investment Company Act Release Nos. 28847 (Aug. 12, 2009) (notice) and 28898 (Sept. 9, 2009) (order) (“Old Mutual Order”); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order); In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 28378 (Sept. 10, 2008) (notice) and 28433 (Oct. 3, 2008) (order); In the Matter of Javelin Exchange-Traded Trust, et al., Investment Company Act Release Nos. 28350 (July 31, 2008) (notice) and 28367 (Aug. 26, 2008) (order); In the Matter of ALPS Advisers, Inc., et al., Investment Company Act Release Nos. 28235 (April 9, 2008) (notice) and 28262 (May 1, 2008) (order); In the Matter of NETS Trust, et al., Investment Company Act Release Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (Mar. 17, 2008) (order); SSgA Funds Management, Inc. et al., Investment Company Act Release Nos. 27809 (April 30, 2007) (notice) and 27839 (May 25, 2007) (order); Barclays Global Fund Advisors, Investment Company Act Release Nos. 24394 (April 17, 2000) (notice) and 24451 (May 12, 2000) (order); Barclays Global Fund Advisors, Investment Company Act Release Nos. 24393 (April 17, 2000) (notice) and 24452 (May 12, 2000) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 25594 (May 29, 2002) (notice) and 25622 (June 25, 2002) (order), as subsequently amended by iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order) (“iShares” is a service mark of Barclays Global Investors, N.A.); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 26151 (Aug. 15, 2003) (notice) and 26175 (Sept. 8, 2003) (order), and Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 27387 (June 1, 2006) (notice) and 27417 (June 23, 2006) (order); In the Matter of PowerShares Market-Traded Fund Trust, et al., Investment Company Act Release Nos. 25961 (March 4, 2003) (notice) and 25985 (Mar. 28, 2003) (order).

II.	THE APPLICANTS

A.	The Advisors

DBX Strategic Advisors LLC (formerly X-Shares Advisors, LLC) currently serves as the investment adviser to the series of TDX Independence Funds, Inc. DBX Advisors LLC will serve as the investment adviser to the series of the DBX ETF Trust. The Advisors are both limited liability companies organized under the laws of the State of Delaware, with their principal office located at 60 Wall Street in New York, New York. DBX Advisors LLC is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisors are wholly owned subsidiaries of Deutsche Bank AG. The Advisors may retain one or more sub-advisers (the “Sub-Advisers”) to manage the assets of the Funds for which it serves as investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act and will not be affiliated with any Exchange.

B.	DBX ETF Trust and TDX Independence Funds, Inc.

DBX ETF Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as an open-end management investment company. The Trust will initially be comprised of five separate series (collectively, the “Initial Funds”) and intends to create additional series in the future from time to time. Each Initial Fund seeks to track the performance of its respective underlying index, as described in Appendix A to this Application.

TDX Independence Funds, Inc. is a corporation organized under the laws of the State of Maryland and is registered with the Commission as an open-end management investment company. TDX Independence Funds is currently comprised of five separate underlying “lifecycle” portfolios, all of which are currently being offered to the public: (i) TDX

Independence 2010 Exchange-Traded Fund; (ii) TDX Independence 2020 Exchange-Traded Fund; (iii) TDX Independence 2030 Exchange-Traded Fund; (iv) TDX Independence 2040 Exchange-Traded Fund; and (v) TDX Independence In-Target Exchange-Traded Fund.

Each of the Trust and TDX Funds is managed by a Board of Trustees and a Board of Directors, respectively (each a “Board” and collectively, the “Boards”). Each Board will have overall responsibility for the respective operations of the Trust and TDX Funds. The composition of each Board will comply with the requirements of Section 10 of the 1940 Act.

III. APPLICANTS’ PROPOSAL

A.	Operation of the Funds

The Initial Funds, except as noted herein, will operate in a manner substantially similar to that of the Funds that were the subject of the Prior Order.

The investment objective of each Fund is or will be to provide investment results that correspond generally to the performance of its underlying index. In seeking to achieve its respective investment objective, each Fund utilizes or will utilize “passive” indexing investment strategies. As its primary strategy, each Fund seeks or will seek to replicate its underlying index by investing, under normal circumstances, at least 80% of its net assets in the components of the underlying index. Each Fund may invest up to 20% of its assets in, among other securities, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on swaps or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, unit investment trusts and exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, municipal debt securities, when-issued securities and delayed delivery transactions (subject to applicable limitations of the 1940 Act). The Funds investments may also include securities rated below investment grade, mortgage-backed securities, asset-backed securities and high yield securities.

Each Fund may fully replicate its underlying index, or use a “representative sampling” (also known as “optimization”) strategy to track its underlying index. A Fund utilizing a representative sampling strategy generally will hold a basket of the component securities (“Component Securities”) of its underlying index, but it may not hold all of the Component Securities of its underlying index (as compared to a Fund that uses a replication strategy which invests in substantially all of the Component Securities in its underlying index in the same approximate proportions as in the underlying index).5

From time to time adjustments may be made in the portfolio of a Fund in accordance with changes in the composition of the underlying index, to reoptimize in response to significant changes in the size of the portfolio or to maintain RIC compliance, where applicable. For example, if at the end of a calendar quarter a Fund would not comply with the RIC diversification tests, the Advisors would make adjustments to the portfolio to ensure continued RIC status, where applicable.

B.	Purchases and Redemptions of Creation Units

The issuance and redemption of Creation Units, except as noted herein, will operate in a manner substantially similar to that of the Funds that are the subject of the Prior Order.6

1.        Creations

Creation Units of a Fund may be purchased only by or through an “Authorized Participant” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement System of the National

[5]	Deposit Securities and Fund Securities either (a) will correspond pro rata to the portfolio securities of a Fund, or (b) will not correspond pro rata to the portfolio securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of portfolio securities designed to generate performance that is highly correlated to the performance of the portfolio securities, 2) consist only of securities that are already included among the existing portfolio securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, the Deposit Securities and Fund Securities may differ from each other (and from the Fund’s portfolio securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the portfolio securities as a result of the rebalancing of a Fund’s underlying index.

[6]	Purchases and redemptions of Creation Units shall be made generally by means of an in-kind tender of specified securities (“Deposit Securities” or “Fund Securities,” respectively), plus a cash portion (the “Cash Component”). The Deposit Securities and the Cash Component are together referred to herein as the “Fund Deposit.” The Fund Securities and the Cash Component are together the “redemption proceeds.” The process by which an Authorized Participant effects in-kind purchases and/or redemptions through the Continuous Net Settlement System is referred to herein as the “Shares Clearing Process.” The number of shares per Creation Unit for each of the New Funds is expected to be at least 25,000 shares or multiples thereof.

Securities Clearing Corporation (the “NSCC”), a clearing agency that is registered with the Commission, or (2) a Participant in Depository Trust Company (“DTC”), which in either case has executed an agreement with the Fund’s distributor (the “Distributor”) and the Fund’s transfer agent (the “Transfer Agent”) with respect to creations and redemptions of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payments for Creation Units of Funds placed through the Distributor must have international trading capabilities and will deposit the Fund Deposit with the Trust “outside” the Shares Clearing Process through the custodian, and relevant sub-custodians in the manner described.

All standard orders to create a Creation Unit of a Fund must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time) on the date such order is placed in order for creation of Creation Units of the Funds to be effected on the net asset value (“NAV”) of Shares as next determined on such date after receipt of the order in proper form. A custom order may be placed by an Authorized Participant by one hour prior to the close of the regular trading session on the NYSE in the event that the Trust permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

The Shares Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds; hence an entity purchasing (or redeeming) such Creation Units must go “outside” the Shares Clearing Process. Once the custodian has been notified of an order to purchase, the custodian will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Fund Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund. Deposit Securities must be maintained at the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by a Fund, must be received by the Distributor from an Authorized Participant on its own or another investor’s behalf by the closing time of the regular trading session on the NYSE on the date such request is submitted. The Authorized Participant must also make available on or before the settlement date, by means satisfactory to the Fund, immediately available, same-day funds estimated by the Fund to be sufficient to pay the Cash Component next determined after acceptance of the purchase order together with any applicable transaction fee. Any excess funds will be returned following settlement of the issue of the Creation Units.

Subject to the conditions that (1) a properly completed purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the closing time of the regular trading session on the NYSE on the date such request is submitted, and (2) arrangements satisfactory to a Fund are in place for payment of the Cash Component and any other cash amounts which may be due, the Fund will accept the order, subject to its right (and the right of the Distributor) to reject any order for any reason, including an order which is not submitted in proper form.

Once a Fund has accepted an order, upon the next determination of the NAV per Share of the Fund, the Fund will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

Upon receipt of the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser. When the custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the custodian, or the sub-custodian(s) have confirmed to the custodian that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered to the account of the relevant sub-custodian(s), the custodian shall notify the Distributor, and the Trust will issue and cause delivery of the Creation Unit of a Fund.

2.        Redemptions

All standard orders to redeem a Creation Unit of a Fund must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time) on the date such order is placed in order for redemption of Creation Units to be effected on the NAV of Shares as next determined on such date after receipt of the order in proper form.

A redeemer will pay a transaction fee to offset the relevant New Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor. An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher transaction fee than would have been charged had the redemption been effected through the Shares Clearing Process. A redeemer receiving cash-in-lieu of one or more Fund Securities may also be assessed a higher transaction fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher transaction fee will be assessed in the same manner as the transaction fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above and will be calculated in the manner as disclosed in the Fund’s prospectus and/or SAI.

A redemption request “outside” the Shares Clearing Process will be considered to be in proper form if (1) a duly completed request form is received by the transfer agent from the Authorized Participant on behalf of itself of another redeeming investor at a time specified by the Trust, and (2) arrangements satisfactory to the New Fund are in place for the Authorized Participant to transfer or cause to be transferred to the New Fund the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed in the applications for the Prior Order, each Fund in its discretion may require or permit cash to be substituted for a Fund Security.7

[7]	In some circumstances and/or in certain countries, it may not be practicable, convenient, or permissible under the current law for a Foreign Fund to purchase and redeem shares on an “in-kind” basis exclusively. In addition, over time, the Trust may conclude that operating on an exclusively “in-kind” basis for one or more Foreign Funds may present operational problems for such Foreign Funds. Therefore, a Fund may permit, in its discretion, under certain circumstances, an in-kind purchaser to substitute cash-in-lieu of depositing some or all of the requisite Deposit Securities. In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash-only basis. This would likely happen, for example, on days when a substantial rebalancing of a Fund’s portfolio is required, the Advisor might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its underlying index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or a DTC Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Redemption Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect delivery of the Fund Securities in such jurisdictions and in certain other circumstances, the Foreign Fund may, in its discretion, exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the transaction fee as discussed above, as well as the other costs incidental to converting securities to cash.

C.	Availability of Information Regarding Shares and Underlying Indices

Except as noted herein, Applicants expect that information regarding the Funds and the underlying indices will be made available as described in the applications for the Prior Order. On each Business Day (as defined below) before the opening of the Exchange on which the Funds’ Shares will be listed (the “Listing Exchange”) the list of names and amount of each security constituting the current Deposit Securities of the Fund Deposit and the Cash Component effective as of the previous Business Day will be made available.8 Each Listing Exchange intends to disseminate through the facilities of the Consolidated Tape Association at regular intervals (currently anticipated to be 15 second intervals) during the Listing Exchange’s regular trading hours, the information provided to it from various third parties relating to an amount per share representing the sum of the estimated Cash Component effective through and including the previous Business Day, plus the current value of the Deposit Securities, on a per Share basis.

[8]	The Prior Order defined “Business Day” as “each day that the Listing Market is open for business.” The requested Order would clarify this definition by revising the definition to be “each day that the Listing Exchange is open, as well as any day a Fund is open for business as required by Section 22(e) of the 1940 Act.”

The Funds will not be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

Applicants have been advised by the providers of the underlying indices that the value of each underlying equity index will be updated intraday. Applicants understand that each such underlying index for the Funds will be updated on a real-time basis as individual Component Securities change in price. These values of the underlying indices will be disseminated at regular intervals throughout the trading day by organizations authorized by each respective underlying index provider. In addition, these organizations will disseminate values for each underlying index once each trading day, based on closing prices in the relevant exchange market.9

Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources, including: (i) executed bond transactions as reported on the National Association of Securities Dealers’ (“NASD”) Trace Reporting and Compliance System (“TRACE” or the “TRACE system”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

Each Fund will make available on a daily basis the names and required number of shares of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Component.10 The NAV for each Fund will be calculated and disseminated daily. The Trust

[9]	The value of an underlying index reflects the value of its Component Securities only, and does not reflect the value of any depositary receipt representing a Component Security.

[10]	The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933 (the “Securities Act”). In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. A Fund’s prospectus will also state that an Authorized Participant that is not a “Qualified Institutional Buyer” as defined in Rule 144A under Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

also maintains a website that will include, for each Fund, its prospectus, summary prospectus (if applicable) and statement of additional information, its underlying index and additional quantitative information that is updated on a daily basis, such as daily trading volume, closing price and closing NAV.

The closing prices of the Funds’ Deposit Securities (including any depositary receipts) are readily available from, as applicable, the local non-U.S. exchanges on which the Deposit Securities trade, automated quotation systems, published or other public sources in the relevant country, or online information services such as Bloomberg or Reuters. The exchange rate information required to convert such information into U.S. dollars is also readily available in newspapers and other publications and from a variety of online services. Closing prices of any American Depositary Receipts (“ADRs”) that are Deposit Securities are readily available from the same sources as other U.S. equity securities, including Exchanges and information services.

As noted above, with respect to fixed income Deposit Securities, one source of U.S. bond prices is TRACE. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indices and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Securities and the reasonableness of a Fund’s estimated NAV using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.11

D.	Depositary Receipts

Applicants intend that any Foreign Fund would be able to treat depositary receipts12 that represent Component Securities of its underlying index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in a Foreign Fund’s portfolio.

Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (the “Underlying Securities”) that have been deposited with the Depository.13

The Foreign Funds will publish each Business Day a list of the current Deposit Securities (including any Depositary Receipts). The intraday values of the Fund Deposit will be updated throughout the day. Authorized Participants that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Fund Deposit. Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Furthermore, Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund. A Fund will not invest in any Depositary Receipts that the Advisors or any sub-adviser deems to be illiquid or for which pricing information is not readily available.

[11]	“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

[12]	Depositary Receipts include ADRs and Global Depositary Receipts (“GDRs”).

[13]	With respect to ADRs, the Depository is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within ninety (90) seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any sub-adviser will serve as the Depository for any Depositary Receipts held by a Fund.

IV.	IN SUPPORT OF THE APPLICATION - STANDARDS FOR REQUESTED RELIEF

As noted above, Applicants intend to operate the Funds in a manner substantially similar to the operation of the Funds for which the Commission has granted the Prior Order. The requested relief would amend the Prior Order to apply to the Future Funds in addition to the TDX Funds. Applicants believe that Shares of each Fund would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the 1940 Act. Applicants believe the operation of the Funds, among other things, would (1) provide investors with a greater variety of lower-cost market basket securities products that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices, (2) provide investors with an opportunity to diversify their portfolios by purchasing additional securities at a lower cost and with significantly lower transaction costs than if they purchased individual securities, (3) provide a more tax-efficient investment vehicle than most traditional mutual funds with similar investment objectives, and (4) provide a security that should be freely available in response to market demand.

Based on the foregoing, Applicants request the exemptive relief as set forth below.

V.	REQUEST FOR ORDERS

Applicants seek an Order of the Commission under Sections 6(c) and 17(b) of the 1940 Act amending the Prior Order and granting an exemption from Section 22(e) of the 1940 Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except-

(1)        for any period (A) during which the NYSE is closed other than customary weekend and holiday closings or (B) during which trading on the NYSE is restricted;

(2)        for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)        for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than seven calendar days for the Funds, in certain circumstances, during the calendar year. Accordingly, Applicants hereby request relief in such circumstances from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven days following the tender of a Creation Unit of such Fund. Applicants request that relief be granted such that any Fund holding Fund Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the portfolio securities of each such New Fund customarily clear and settle. With respect to the Funds that are Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

For each of the Foreign Funds requiring exemptive relief from the provisions of Section 22(e), the prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays. Of course, it is possible that the proclamation of new or special holidays,14 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours),15 the elimination of existing holidays or changes in local securities delivery practices,16 could affect the information set forth herein at some time in the future. Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e) of the 1940 Act.

The Funds’ Prospectuses and/or SAIs will identify those instances in a given year where, due to local holidays, more than seven (7) calendar days will be needed to deliver redemption proceeds, disclose the maximum number of days needed to deliver the proceeds for each Foreign Fund and disclose a list of such holidays. Except as disclosed in the prospectus and/or SAI for the Foreign Funds for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of

[14]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[15]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

[16]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the portfolio securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of ensuring the fullest possible investment of Fund assets in portfolio securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect to certain Foreign Funds).

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

As discussed above, exemptive relief from Section 22(e) substantially similar to the relief sought in this Application was obtained by other ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) of the 1940 Act are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units of Foreign Funds and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly,

Applicants hereby respectfully request that an Order of exemption be granted under Section 6(c) in respect of Section 22(e).

VI.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that the Order will be subject to the conditions set forth below.17 The conditions set forth below would replace all of the conditions (other than the conditions relating to the Section 12(d) relief) set forth in the Prior Order. The conditions relating to the Section 12(d) relief set forth in the Prior Order continue to be applicable.

1.        As long as the Trust and TDX Funds operate in reliance on the requested Order, the Shares will be listed on an Exchange.

2.        None of the Trust, TDX Funds, or any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s prospectus and/or summary prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.        The website for each Fund, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

4.        The Website will also include for each Fund: (a) the information listed in condition 3(b) for the most recently completed year (and the most recently completed quarter or

[17]	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”) before offering Shares.

quarters, as applicable) and for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one-, five- and ten-year periods (or life of the Fund), the cumulative total return and the average annual total return based on NAV and closing price.

5.        The requested Order will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of index-based ETFs.

VII.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

TDX Independence Funds, Inc.

DBX ETF Trust

DBX Strategic Advisors LLC

DBX Advisors LLC

c/o Deutsche Bank AG

60 Wall Street

New York, NY 10005

Mail Stop: NYC60-1808

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

TDX Independence Funds, Inc.

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: President

DBX ETF Trust

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: President

DBX Strategic Advisors LLC

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: Chief Executive Officer

By: /s/ Martin Kremenstein
Name: Martin Kremenstein Title: Chief Operating Officer

DBX Advisors LLC

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: Chief Executive Officer

By: /s/ Martin Kremenstein
Name: Martin Kremenstein Title: Chief Operating Officer

AUTHORIZATION

TDX INDEPENDENCE FUNDS, INC.

In accordance with Rule 0-2(c) under the 1940 Act, Hans Ephraimson, in his capacity as President of the TDX Independence Funds, Inc. (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on November 8, 2010:

RESOLVED, that the President of Trust be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an amendment to an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
President

AUTHORIZATION

DBX ETF TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Alex Depetris states that all actions necessary to authorize the execution and filing of this application by DBX ETF Trust have been taken, and that as sole trustee thereof, he is authorized to execute and file the same on behalf of DBX ETF Trust.

/s/ Alex N. Depetris
Alex N. Depetris	November 22, 2010
Sole Trustee

AUTHORIZATION

DBX STRATEGIC ADVISORS LLC

In accordance with Rule 0-2(c) under the 1940 Act, Hans Ephraimson and Martin Kremenstein each states that all actions necessary to authorize the execution and filing of this Application by DBX Strategic Advisors LLC have been taken, and that as a Chief Executive Officer and Chief Operating Officer, respectively, thereof, each is authorized to execute and file the same on behalf of DBX Strategic Advisors LLC.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

AUTHORIZATION

DBX ADVISORS LLC

In accordance with Rule 0-2(c) under the 1940 Act, Hans Ephraimson and Martin Kremenstein each states that all actions necessary to authorize the execution and filing of this Application by DBX Advisors LLC have been taken, and that as a Chief Executive Officer and Chief Operating Officer, respectively, thereof, each is authorized to execute and file the same on behalf of DBX Advisors LLC.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

VERIFICATION

TDX INDEPENDENCE FUNDS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of TDX Independence Funds, Inc., that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
President

VERIFICATION

DBX ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of DBX ETF Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
President

VERIFICATION

DBX STRATEGIC ADVISORS LLC

Each undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of DBX Strategic Advisors LLC, that he is a Chief Executive Officer or Chief Operating Officer, as applicable, of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Each deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

VERIFICATION

DBX ADVISORS LLC

Each undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of DBX Advisors LLC, that he is a Chief Executive Officer or Chief Operating Officer, as applicable, of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Each deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

VIII.	APPENDIX A – THE INITIAL FUNDS AND THE INDICES

  The name of each Initial Fund and a description of its corresponding underlying index are listed below.

Fund	Underlying Index Description
DBX MSCI Emerging Markets Currency-Hedged Equity Fund	The underlying index is designed to provide exposure to equity securities in the global emerging markets, while at the same time mitigating exposure to fluctuations between the value of the U.S. dollar and selected emerging market currencies.
DBX MSCI EAFE Currency-Hedged Equity Fund	The underlying index is designed to provide exposure to equity securities in developed international stock markets, while at the same time mitigating exposure to fluctuations between the value of the U.S. dollar and selected non-U.S. currencies.
DBX MSCI Brazil Currency-Hedged Equity Fund	The underlying index is designed to provide exposure to Brazilian equity markets, while at the same time mitigating exposure to fluctuations between the value of the U.S. dollar and Brazilian real.
DBX MSCI Canada Currency-Hedged Equity Fund	The underlying index is designed to provide exposure to Canadian equity markets, while at the same time mitigating exposure to fluctuations between the value of the U.S. dollar and Canadian dollar.
DBX MSCI Japan Currency-Hedged Equity Fund	The underlying index is designed to provide exposure to Japanese equity markets, while at the same time mitigating exposure to fluctuations between the value of the U.S. dollar and Japanese yen.